FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 17, 2022 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the third quarter and nine months ended September 30, 2022.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 17, 2022	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2022;
DECLARES CASH DIVIDEND OF $0.175 PER SHARE FOR THE THIRD QUARTER 2022 AND SPECIAL STOCK DISTRIBUTION

ATHENS, GREECE, November 17, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $31.7 million and net income attributed to common stockholders of $30.3 million for the third quarter of 2022. This compares to net income of $14.7 million and net income attributed to common stockholders of $13.3 million for the third quarter of 2021. Earnings per share for the third quarter of 2022 was $0.39 basic and $0.37 diluted, compared to earnings per share of $0.17 basic and $0.16 diluted in the same quarter in 2021.

Time charter revenues were $73.8 million for the third quarter of 2022, compared to $57.3 million for the same quarter of 2021. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels during the quarter. This increase was partly offset by decreased revenues due to the decrease in the size of the fleet and increased off hire days during the quarter compared to the same quarter last year.

Net income for the nine months ended September 30, 2022, amounted to $93.4 million and net income attributed to common stockholders amounted to $89.1 million. This compares to a net income of $16.3 million and net income attributed to common stockholders of $11.9 million, for the same period of 2021. Time charter revenues were $214.3 million for the nine months ended September 30, 2022, compared to $145.4 million for the same period of 2021.

Cash and Special Stock Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.175 per share, based on the Company’s results of operations during the third quarter ended September 30, 2022. The cash dividend will be payable on or about December 15, 2022 to all shareholders of record as of November 28, 2022. The Company currently has 98,687,233 common shares issued and outstanding.

The Company has also declared a special stock dividend to shareholders of record as of November 28, 2022 of all Series D Convertible Preferred Shares of OceanPal Inc. held by the Company. The dividend will be payable on or about December 15, 2022 (the “Stock Dividend”). Because no public market exists or is expected to develop for the Series D Convertible Preferred Shares, as an accommodation to common shareholders, the Company will automatically convert the Series D Convertible Preferred Shares into OceanPal Inc. common shares on or around the Stock Dividend payment date and distribute such common shares to each common shareholder. Common shareholders, in their sole discretion, may elect to opt out, in whole but not in part, of the conversion of the Series D Convertible Preferred Shares and instead receive Series D Convertible Preferred Shares in connection with the Stock Dividend.

Shareholders electing to receive Series D Convertible Preferred Shares by opting out of the automatic conversion will receive a number of Series D Convertible Preferred Shares equal to such common shareholder’s pro-rata portion of all Series D Convertible Preferred Shares, rounded down to the nearest whole number. Any fractional Series D Convertible Preferred Shares that would otherwise be distributed will be converted into OceanPal Inc. common shares at the applicable conversion rate and sold, and the net proceeds therefrom will be delivered to such common shareholder. Common Shareholders receiving OceanPal Inc. common shares will receive the pro-rata number of common shares to which they are entitled following conversion, rounded down to the nearest whole number, and any fractional shares shall be aggregated and sold and the net proceeds thereof will be delivered to common shareholders. All OceanPal Inc. fractional share calculations and the payment of cash in lieu thereof will be determined at the shareholder nominee level.

OceanPal Inc. has filed a registration statement with the SEC registering the OceanPal Inc. common shares and / or Series D Convertible Preferred Shares in the Stock Distribution. No distribution of the Series D Convertible Preferred Shares or OceanPal Inc. common shares will be made until such registration statement has been declared effective.

2022 Fleet Employment (As of November 15, 2022)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	13,250	5.00%	ASL Bulk Marine Limited	04/Nov/2022	4/Mar/2024-4/May/2024
	2017 60,456
2	DSI Pollux	A	17,000	5.00%	Delta Corp Shipping Pte. Ltd.	27/Oct/2022	27/Dec/2023-27/Feb/2024
	2015 60,446
3	DSI Pyxis	A	17,100	4.75%	Cargill Ocean Transportation Singapore Pte. Ltd.	16/Oct/2022	16/Aug/2023-16/Oct/2023
	2018 60,362
4	DSI Polaris	A	13,100	5.00%	ASL Bulk Marine Limited	12/Nov/2022	12/May/2024-12/July/2024
	2018 60,404
5	STH ATHENS (tbr. DSI Pegasus)	A	-	-	-	-	-	1
	2015 60,508
6	STH KURE (tbr. DSI Aquarius)	B	-	-	-	-	-	1
	2016 60,309
7	DSI Aquila	B	-	-	-	-	-
	2015 60,309
8	STH SYDNEY (tbr. DSI Altair)	B	-	-	-	-	-	1
	2016 60,309
9	DSI Andromeda	B	-	-	-	-	-
	2016 60,309
8 Panamax Bulk Carriers
10	MELIA		20,000	5.00%	Oldendorff GmbH & Co. KG	28/May/2022	28/Aug/2022	2
	2005 76,225		15,000	5.00%	Oriental Pal Shipping Pte., Ltd.	26/Sep/2022	21/Oct/2022
			14,000	5.00%		21/Oct/2022	21/Nov/2022	3
11	ARTEMIS		21,250	4.75%	Cargill International S.A., Geneva	21/Mar/2022	20/Jun/2023-20/Aug/2023
	2006 76,942
12	LETO		25,500	4.75%	Aquavita International S.A.	03/Oct/2021	1/Feb/2023 - 15/Apr/2023
	2010 81,297
13	SELINA	C	22,000	5.00%	Speed Logistics Marine Limited	18/Jun/2022	15/Apr/2023-20/Jun/2023
	2010 75,700
14	MAERA	C	26,000	5.00%	ASL Bulk Shipping HK Limited	18/Sep/2021	14/Oct/2022
	2013 75,403		14,250	5.00%	Oriental Pal Shipping Pte., Ltd.	15/Oct/2022	12/Nov/2022	4
15	ISMENE		18,500	4.75%	Cargill International S.A., Geneva	23/Nov/2021	15/Dec/2022 - 15/Feb/2023
	2013 77,901
16	CRYSTALIA	D	26,100	5.00%	Uniper Global Commodities SE, Dusseldorf	21/Sep/2021	12/Nov/2022
	2014 77,525		12,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	12/Nov/2022	1/Sep/2023-15/Oct/2023
17	ATALANDI	D	24,500	4.75%	Aquavita International S.A.	05/Oct/2021	15/Feb/2023 - 30/Apr/2023
	2014 77,529

6 Kamsarmax Bulk Carriers
18	MAIA	E	25,000	5.00%	Hyundai Glovis Co. Ltd.	24/May/2022	20/Sep/2023 - 20/Nov/2023	5,6
	2009 82,193
19	MYRSINI	E	22,000	4.75%	Cargill International S.A., Geneva	15/Nov/2021	1/Dec/2022 - 31/Jan/2023
	2010 82,117
20	MEDUSA	E	26,000	4.75%	Cargill International S.A., Geneva	09/Mar/2022	15/May/2023-15/Jul/2023
	2010 82,194
21	MYRTO	E	28,500	5.00%	Solebay Shipping Transocean Company Limited	10/Sep/2021	3/Aug/2022	7
	2013 82,131		18,000	5.00%	Tata NYK Shipping Pte. Ltd.	03/Aug/2022	15/Jul/2023 - 15/Sep/2023	8
22	ASTARTE		21,500	5.00%	Tongli Shipping Pte. Ltd.	30/Jan/2022	15/Apr/2023 - 15/Jun/2023
	2013 81,513
23	LEONIDAS P. C.		24,500	4.75%	Cargill International S.A., Geneva	18/Feb/2022	1/Mar/2023-30/Apr/2023
	2011 82,165
5 Post-Panamax Bulk Carriers
24	ALCMENE		17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25/Nov/2021	20/Dec/2022 - 5/Mar/2023
	2010 93,193
25	AMPHITRITE	F	27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13/Sep/2021	9/Nov/2022
	2012 98,697		14,250	5.00%	Cobelfret S.A.	09/Nov/2022	1/Dec/2023-15/Feb/2024
26	POLYMNIA	F	24,750	5.00%	CLdN Cobelfret SA, Luxembourg	04/Feb/2022	15/Jan/2023-15/Mar/2023
	2012 98,704
27	ELECTRA	G	17,500	5.00%	Refined Success Limited	02/Jul/2022	1/Apr/2023 - 30/May/2023	9
	2013 87,150
28	PHAIDRA	G	28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	02/Sep/2021	29/Aug/2022
	2013 87,146		11,250	5.00%	Element Maritime S.A.	20/Sep/2022	16/Nov/2022	10,11
11 Capesize Bulk Carriers
29	ALIKI		24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21/Feb/2022	1/Feb/2023 - 15/Apr/2023
	2005 180,235
-	BALTIMORE		16,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	08/Apr/2022	11/Jul/2022	12,13
	2005 177,243
30	SEMIRIO	H	19,700	5.00%	C Transport Maritime Ltd., Bermuda	15/Dec/2021	15/Aug/2023 - 15/Nov/2023	14
	2007 174,261
31	BOSTON	H	20,500	5.00%	Aquavita International S.A.	15/Jul/2022	1/Apr/2023 - 31/May/2023	15
	2007 177,828
32	HOUSTON	H	27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30/Aug/2021	18/Nov/2022	16,17
	2009 177,729
33	NEW YORK	H	14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29/Dec/2020	02/Jul/2022
	2010 177,773		23,000	5.00%	C Transport Maritime Ltd., Bermuda	02/Jul/2022	10/Jun/2023 - 25/Aug/2023
34	SEATTLE	I	26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	02/Mar/2022	1/Oct/2023-15/Dec/2023
	2011 179,362
35	P. S. PALIOS	I	31,000	5.00%	Classic Maritime Inc.	11/Jun/2022	15/Apr/2024-30/Jun/2024
	2013 179,134
36	G. P. ZAFIRAKIS	J	22,750	4.75%	Cargill International S.A., Geneva	01/Dec/2021	29/Nov/2022 - 31/Dec/2022	16
	2014 179,492
37	SANTA BARBARA	J	29,500	4.75%	Cargill International S.A., Geneva	19/Mar/2022	10/May/2023-10/Jul/2023	18
	2015 179,426

38	NEW ORLEANS		32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25/Mar/2022	20/Nov/2023-31/Jan/2024	18
	2015 180,960
39	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29/Mar/2022	29/Jan/2027-29/May/2027	19
	2022 182,063
4 Newcastlemax Bulk Carriers
40	LOS ANGELES	K	26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30/Jan/2022	15/Jan/2023-15/Mar/2023
	2012 206,104
41	PHILADELPHIA	K	26,000	5.00%	C Transport Maritime Ltd., Bermuda	12/Apr/2022	1/Feb/2024-15/Apr/2024
	2012 206,040
42	SAN FRANCISCO	L	30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18/Feb/2022	1/Mar/2023-15/May/2023
	2017 208,006
43	NEWPORT NEWS	L	28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16/Dec/2021	1/Jul/2023 - 30/Sep/2023
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Vessel expected to be delivered to the Company in the fourth quarter of 2022.
2Vessel on scheduled drydocking from August 28, 2022 to September 23, 2022.
3Redelivery date based on an estimated time charter trip duration of about 31 days.
4Currently without an active charterparty. Vessel on scheduled drydocking.
5Vessel on scheduled drydocking from September 16, 2022 to September 30, 2022.
6Vessel off hire for 3.93 days.
7Solebay Shipping Transocean Company Limited has agreed to compensate the owners with the difference between the previous and the current charter rate for the early redelivery of the vessel on August 3, 2022, till the minimum agreed redelivery date, August 15, 2022.

8Vessel on scheduled drydocking from October 12, 2022 to November 7, 2022.
9Vessel on scheduled drydocking from June 7, 2022 to July 2, 2022.
10Charter includes a one time ballast bonus payment of US$250,000.
11Redelivery date based on an estimated time charter trip duration of about 57 days.
12Vessel on scheduled drydocking from July 11, 2022 to September 21, 2022.
13Vessel was delivered to her new owners on September 21, 2022.
14Vessel on scheduled drydocking from July 14, 2022 to September 15, 2022.
15Vessel on scheduled drydocking from May 28, 2022 to July 15, 2022.
16Based on latest information.
17The charterers have compensated the owners for the days over and above the maximum redelivery date.
18Bareboat chartered-in for a period of eight years.
19Bareboat chartered-in for a period of ten years at US$13,500 per day.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time Charter Revenues	$73,811	$57,284	$214,267	$145,358
Voyage Expenses	3,432	677	4,095	4,749
Vessel Operating Expenses	17,685	18,832	52,507	56,563
Net income	31,731	14,733	93,381	16,254
Net Income Attributable to Common Stockholders	30,289	13,291	89,054	11,927
FLEET DATA
Average number of vessels	34.9	36.3	34.5	37.2
Number of vessels	34.0	36.0	34.0	36.0
Weighted average age of vessels	10.4	10.5	10.4	10.5
Ownership days	3,210	3,342	9,412	10,143
Available days	3,022	3,302	8,996	10,055
Operating days	2,994	3,253	8,913	9,945
Fleet utilization	99.1%	98.5%	99.1%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$23,289	$17,143	$23,363	$13,984
Daily vessel operating expenses (2)	$5,509	$5,635	$5,579	$5,577

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, November 17, 2022.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13733971.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
	Three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
REVENUES:
Time Charter Revenues	$73,811	$57,284	$214,267	$145,358
OPERATING EXPENSES
Voyage Expenses	3,432	677	4,095	4,749
Vessel Operating Expenses	17,685	18,832	52,507	56,563
Depreciation and Amortization of Deferred Charges	10,641	10,263	31,099	30,403
General and Administrative Expenses	7,013	7,153	21,960	21,062
Management Fees to Related Party	222	340	450	1,194
Gain on Sale of Vessels	(2,841)	(1,564)	(2,841)	(1,360)
Insurance Recoveries	-	-	(1,789)	-
Other Operating (Income)/Loss	(132)	304	(474)	300
Operating Income, Total	$37,791	$21,279	$109,260	$32,447

OTHER INCOME / (EXPENSES):
Interest Expense and Finance Costs	(6,415)	(5,681)	(17,623)	(15,022)
Interest and Other Income	630	29	1,252	79
Loss on Extinguishment of Debt	(212)	(822)	(212)	(980)
Gain/(Loss) from Equity Method Investments	(63)	(72)	704	(270)
Total Other Expenses, Net	$(6,060)	$(6,546)	$(15,879)	$(16,193)

Net Income	$31,731	$14,733	$93,381	$16,254
Dividends on series B preferred shares	(1,442)	(1,442)	(4,327)	(4,327)
Net Income Attributable to Common Stockholders	30,289	13,291	89,054	11,927
Earnings Per Common Share, Basic	$0.39	$0.17	$1.15	$0.15

Earnings Per Common Share, Diluted	$0.37	$0.16	$1.10	$0.14
Weighted Average Number of Common Shares Outstanding, Basic	78,390,909	78,687,020	77,696,706	81,408,637

Weighted Average Number of Common Shares Outstanding, Diluted	82,225,404	83,329,718	80,934,858	84,633,560

	Three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Net Income	$31,731	$14,733	$93,381	$16,254
Other comprehensive income (Actuarial income)	-	-	1	-
Comprehensive Income	$31,731	$14,733	$93,382	$16,254

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and Cash Equivalents and Restricted Cash	$129,675	$126,788
Other Current Assets	15,085	15,357
Fixed Assets	746,844	682,579
Investments in Related Parties	25,708	7,644
Deferred and Other Noncurrent Assets	18,402	9,582
Total assets	$935,714	$841,950

LIABILITIES AND EQUITY

Long-Term Debt and Finance Liabilities, net of Deferred Financing Costs	$471,786	$423,675
Other Liabilities	35,586	25,080
Total Stockholders' Equity	428,342	393,195
Total Liabilities and Stockholders' Equity	$935,714	$841,950

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021

Net cash provided by operating activities	$43,277	$30,047	$124,114	$57,489
Net cash provided by/(used in) investing activities	(35,610)	5,990	(54,379)	28,065
Net cash used in financing activities	$(8,334)	$(44,783)	$(66,848)	$(22,214)